Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549


Re:      Edd Helms Group, Inc.
         Form 10-KSB for the fiscal year ended May 31, 2005 Form 10-QSB for the fiscal year ended August 31, 2005


Dear Mr. Spirgel:

I am replying to your comments regarding the filing of our Form 10-KSB for year ended May 31, 2005, and our 10-QSB for period ended August 31, 2005. Your comments are extremely important to us and are not taken lightly. We provide below our responses to comments made in your Comment Letter dated May 16, 2006. After a thorough review, we believe the financial statements and related disclosures adequately report and disclose the financial position of the Company. I trust the following explanations provide you with a comfort level that our filings include all information required under the Securities Exchange Act of 1934.

Form 10-KSB for the year ended May 31, 2005

Note 3.  Available-for-Sale Equity Security, page 25

1. We note your response to prior comment 1. Please tell us in detail how you addressed paragraphs 6-20 of EITF 03-1 concerning your unrealized loss from your investment in Easy Link.

Per EITF 03-1, paragraphs 10-18, provides guidance to evaluate whether an impairment is other than temporary. Paragraph 10 states:

         "...an impairment should be deemed other than temporary unless:
a. The investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment, and
b. Evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary."


As for our ability and intent, paragraph 12 states that an investor should consider whether its cash or working capital requirement indicate that the investment may need to be sold. Our intent is to hold the security and we have the ability since our working capital was $3,355,886, so we had both the intent and the ability.

Paragraph 15, provides some guidance as to the information that may be used to provide and evidence-based judgment as to the forecasted recovery of fair value:

a. "The regulatory, economic, or technological environment of the investee b. The general market condition of either the geographic area or the industry in which the investee operates
c. Forecasts about the investee's financial performance and near-term prospects."

Easy Link is a provider of services that facilitate the electronic exchange of information between enterprises, their trading communities and their customers; and they operate in the global economy. In the business world we keep hearing about companies going "paperless" and being more dependent on electronic means of communication, which improves efficiency and the "bottom line." EasyLink is a global provider and therefore does not concentrate in one specific geographic area. In a May 8, 2006 press release, it states that EasyLink's extensive customer base includes over 400 of the Global 500; Dutton Associates claims that they believe that the long-awaited turnaround for EasyLink is now beginning. Because of this, we continue to believe the decrease in market value of EasyLink to be other than temporary.

Accordingly, we continue to account for this available-for-sale security based on guidance provided in SFAS 115 and APB 18. The cumulative unrealized loss presented in the equity section of the balance sheet and the comprehensive loss on the statement of income relates to the change in the market value of the securities held.


Sincerely,

/s/ Dean A. Goodson

Dean A. Goodson
Chief Financial Officer







This statement acknowledges that:
o the company is responsible for the adequacy and accuracy of the disclosure in the filings;
o that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Edd Helms
------------------------------------------
Edd Helms, President and Chief Executive Officer

/s/ Wade Helms
------------------------------------------
Wade Helms, Executive Vice President

/s/ Dean A. Goodson
------------------------------------------
Dean A. Goodson, Chief Financial Officer